

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 0407

December 6, 2005

<u>Via U.S. Mail and Fax (604) 576-7460</u>
Michael Martin
Corporate Controller
GPS Industries, Inc.
5500 152nd Street
Suite 214
Surrey, British Columbia V3S-5J9

   RE: **GPS Industries, Inc.**
      Form 10-K for the fiscal year ended December 31, 2004
      Filed April 18, 2005

      Form 10-Q for the quarters ended March 31 and June 30, 2005
      File No. 0-30104

Dear Mr. Martin:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director